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                                                          NEWS RELEASE
                                                           Exhibit 2

FOR IMMEDIATE RELEASE


CONTACT:      Joe Halligan/President & CEO
              Phone 650.328.6200

              David Lattanzio/Vice President & CFO
              Phone 650.328.6200

                            PHARMCHEM ANNOUNCES STOCK
                             REPURCHASE PROGRAM AND
                            SHAREHOLDERS RIGHTS PLAN


Menlo Park, CA--December 1, 1999 - PharmChem Laboratories, Inc. (Nasdaq; PCHM), a world leader in providing comprehensive drug testing services to both corporate and governmental clients, announced today that its Board of Directors approved a common stock repurchase program whereby the company will purchase up to 300,000 shares of its common stock.

Joe Halligan, President and CEO of PharmChem, says, "The repurchase of our shares is designed to enhance shareholder value. Our first priority was to turn the business around and 1999's results will demonstrate the success of this business strategy. While we are cautiously optimistic about operations in 2000, our stock price continues to be a disappointment. We hope this repurchase program will be a further step towards generating recognition in the marketplace."

David Lattanzio, the company's Vice President and Chief Financial Officer, states, "Our balance sheet is sound and we have ample resources to execute the repurchase program. We now have the opportunity to make open


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market purchases of our stock when appropriate up to 300,000 or 5% of our outstanding shares."

The company also reported that its Board of Directors approved the adoption of a shareholders rights plan and declared a dividend of one preferred share purchase right for each 100 shares of common stock owned. This dividend will be distributed to all shareholders of record as of November 30, 1999, who will receive rights to purchase shares of a new series of preferred stock.

The adoption of the rights plan is intended as a means to guard against abusive takeover tactics in the event an unsolicited attempt is made to acquire PharmChem and is not in response to a takeover proposal. The shareholder rights plan is designed to protect shareholders' long-term value of their investment in the company but will not prevent a takeover, and should encourage anyone seeking to acquire the company to negotiate with the Board.

The rights will be distributed as a non-taxable dividend and will expire in ten years from the record date. Each right will entitle shareholders to buy 1/100 of a share of preferred stock at an exercise price of $35.00 which will be subject to adjustment in certain circumstances. If a person or group acquires 15 percent or more of PharmChem's outstanding common stock, each right will entitle its holder (other than such person or members of such group) to purchase, at the right's then-current exercise price, a number of PharmChem's common shares having a market value of twice the right's exercise price. Such person or group will not include a current 15% shareholder who may accumulate up to 25% of the company's common shares before triggering the rights.

In addition, if at any time after a person or group (other than certain exempt persons) acquires 15 percent or more of PharmChem's common shares or PharmChem is acquired in a merger or other business combination transaction, each right will entitle its holder to purchase, at a right's then-


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current exercise price, a number of the acquiring company's common shares having market value at the time of twice the right's exercise price.

In lieu of issuing common shares upon exercise of the rights in such circumstances, the company may elect to substitute cash, property, other securities or any combination thereof with an aggregate value equal to the value of the common shares which otherwise would have been issuable.

Following the acquisition by a person or group of beneficial ownership of 15 percent or more of the company's common stock and prior to an acquisition of 50 percent or more of the common stock, PharmChem's Board of Directors may exchange the rights (other than rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or 1/100 of a share of the new series of preferred stock) per right.

The rights will trade with PharmChem's common stock, unless and until they are separated upon the occurrence of certain future events. PharmChem's Board of Directors may redeem the rights for one cent per right prior to the time a person or group acquires more than 15% of the common stock. Additional details regarding the rights plan will be outlined in a summary to be mailed to all shareholders following the record date.

PharmChem is a leader in the field of providing services to clients seeking to detect and deter the use of illegal drugs. PharmChem operates fully certified forensic drug testing laboratories in Menlo Park, California, Fort Worth, Texas and in London, England. PharmChem is now in its 28th year of business, employs 275 people and has a worldwide network of 6,000 independent contractors.



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